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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 6)

                               Jabil Circuit, Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   466313-10-3
                                 --------------
                                 (CUSIP Number)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [ ]       Rule 13d-1(b)

                 [ ]       Rule 13d-1(c)

                 [X]       Rule 13d-1(d)








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CUSIP No. 466313-10-3                                                Page 2 of 6


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      1        NAME OF REPORTING PERSON

                        Petersen, Audrey M.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [ ]

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      3        SEC USE ONLY


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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

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                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                  4,964,964
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            6    SHARED VOTING POWER
           EACH
        REPORTING                 20,280,387**
          PERSON             ---------------------------------------------------
           WITH              7    SOLE DISPOSITIVE POWER

                                  5,010
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  25,240,341**
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          25,245,351

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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               12.8%

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     12        TYPE OF REPORTING PERSON*

               IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

** INCLUDES 40,400 SHARES HELD BY THE MOREAN PETERSEN FOUNDATION, INC. MS. PETERSEN IS A DIRECTOR OF SUCH FOUNDATION AND AS SUCH MAY BE DEEMED TO HAVE SHARED VOTING AND DISPOSITIVE POWER OVER THE SHARES HELD BY THE FOUNDATION.


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CUSIP No. 466313-10-3                                                Page 3 of 6



Item 1.   (a)  Name of Issuer:  JABIL CIRCUIT, INC.

Item 1.   (b)  Address of Issuer's Principal Executive Offices:

                        10560 NINTH STREET, NORTH
                        ST. PETERSBURG, FLORIDA 33716

Item 2.   (a)  Name of Person Filing:  PETERSEN, AUDREY M. ("REPORTING PERSON")

Item 2.   (b)  Address of Principal Business Office or if None, Residence:

                        10560 NINTH STREET, NORTH
                        ST. PETERSBURG, FLORIDA 33716

Item 2.   (c)  Citizenship:  UNITED STATES OF AMERICA

Item 2.   (d)  Title of Class of Securities:  COMMON STOCK

Item 2.   (e)  Cusip Number:  466313-10-3

Item 3.   Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):  N/A

Item 4.   Ownership

          (a)  Amount Beneficially Owned (describe):  25,245,351

          (b)  Percent of Class:  12.8%.

          (c) Number of shares as to which such person has: SEE ITEMS 5-8 ON THE COVER PAGE.

               THE REPORTING PERSON IS A MEMBER OF THE MANAGEMENT COMMITTEE CREATED UNDER THE WILLIAM E. MOREAN RESIDUAL TRUST AND AS SUCH THE REPORTING PERSON IS DEEMED TO SHARE BENEFICIAL OWNERSHIP WITH WILLIAM D. MOREAN (THE OTHER MEMBER OF THE MANAGEMENT COMMITTEE) OF 20,239,987 SHARES HELD BY SUCH TRUST.


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CUSIP No. 466313-10-3                                                Page 4 of 6


               THE REPORTING PERSON IS THE CONTROLLING SHAREHOLDER OF MOREAN-PETERSEN, INC. THE SOLE GENERAL PARTNER OF THE MOREAN LIMITED PARTNERSHIP, A NORTH CAROLINA LIMITED PARTNERSHIP. AS A RESULT OF THESE FACTS, EACH OF THE REPORTING PERSON, THE MOREAN LIMITED PARTNERSHIP, AND MOREAN-PETERSEN, INC. IS DEEMED TO BE THE BENEFICIAL OWNER OF 4,959,954 SHARES HELD OF RECORD BY THE MOREAN LIMITED PARTNERSHIP. BASED ON THE LIMITED PARTNERSHIP AGREEMENT, THE REPORTING PERSON HAS SOLE VOTING POWER AND SHARED DISPOSITIVE POWER (WITH THE LIMITED PARTNERS) OVER 4,959,954 SHARES HELD OF RECORD BY THE MOREAN LIMITED PARTNERSHIP.

               THE REPORTING PERSON IS A DIRECTOR OF THE MOREAN PETERSEN FOUNDATION, INC., A PRIVATE CHARITABLE FOUNDATION AND AS SUCH MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF THE 40,400 SHARES HELD BY THE FOUNDATION.

               THE REPORTING PERSON IS TRUSTEE OF THE AUDREY PETERSEN REVOCABLE TRUST AND AS SUCH IS DEEMED TO BE THE BENEFICIAL OWNER OF 5,010 SHARES HELD BY SUCH TRUST.

Item 5.   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               THE REPORTING PERSON IS A MEMBER OF THE MANAGEMENT COMMITTEE CREATED UNDER THE WILLIAM E. MOREAN RESIDUAL TRUST AND AS SUCH THE REPORTING PERSON SHARES WITH WILLIAM D. MOREAN (THE OTHER MEMBER OF THE MANAGEMENT COMMITTEE) THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR PROCEEDS FROM THE SALE OF 20,239,987 SHARES HELD BY SUCH TRUST.

               THE REPORTING PERSON IS THE CONTROLLING SHAREHOLDER OF MOREAN-PETERSEN, INC. THE SOLE GENERAL PARTNER OF THE MOREAN LIMITED PARTNERSHIP, A NORTH CAROLINA LIMITED PARTNERSHIP. AS A RESULT OF THESE FACTS, EACH OF THE REPORTING PERSON, THE MOREAN LIMITED PARTNERSHIP, AND MOREAN-PETERSEN, INC. MAY BE DEEMED TO HAVE THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR PROCEEDS FROM THE SALE OF THE 4,959,954 SHARES HELD OF RECORD BY THE MOREAN LIMITED PARTNERSHIP.

               THE REPORTING PERSON IS A DIRECTOR OF THE MOREAN PETERSEN FOUNDATION, INC., A PRIVATE CHARITABLE FOUNDATION AND AS SUCH MAY BE DEEMED TO SHARE WITH THE OTHER BOARD MEMBERS OF THE FOUNDATION THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR PROCEEDS FROM THE SALE OF, THE 40,400 SHARES HELD BY THE FOUNDATION.



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CUSIP No. 466313-10-3                                                Page 5 of 6


               THE REPORTING PERSON IS TRUSTEE OF THE AUDREY PETERSEN REVOCABLE TRUST AND AS SUCH EACH OF THE REPORTING PERSON AND THE AUDREY PETERSEN REVOCABLE TRUST MAY BE DEEMED TO HAVE THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR PROCEEDS FROM THE SALE OF 5,010 SHARES HELD OF RECORD BY SUCH TRUST.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.   Identification and Classification of Members of the Group: N/A


Item 9.   Notice of Dissolution of Group:  N/A

Item. 10. Certification (see Rule 13d-1(b) and (c)):  N/A



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CUSIP NO. 466313-10-3                                               Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated:  February 11, 2002


                                       /s/ Audrey Petersen
                                       -----------------------------------------
                                       Signature



                                       Audrey M. Petersen
                                       -----------------------------------------
                                       Name/Title